Exhibit 3

BLESBOK LLC

1250 FOURTH STREET, SUITE 550

SANTA MONICA, CA 90401

May 17, 2011

Nobel Learning Communities Inc.

1615 W. Chester Pike, Suite 200

Westchester, PA 19382-6223

Gentlemen,

In connection with that certain Agreement and Plan of Merger dated as of May 17, 2011 among Academic Acquisition Corp. (“Parent”), Academic Merger Sub, Inc. (“Merger Sub”) and Nobel Learning Communities, Inc. (“Company”) (the “Merger Agreement”) the undersigned (“Stockholder”) would like to memorialize its agreement with the Company as to certain matters as set forth below. Capitalized terms not otherwise defined shall have the meanings provided in the Merger Agreement.

1.	Without the prior written consent of the Stockholder, Company agrees not to amend, modify, or waive any provision of the Merger Agreement (or amend or modify the Certificate of Designation, Preferences and Rights of the Series D Preferred Stock) in a manner that would decrease the amount of Series D Merger Consideration or otherwise adversely affect the treatment of the Series D Preferred Stock in the Merger.

2.	In connection with the preparation of the Proxy Statement as contemplated by the Merger Agreement, the Company will afford the Stockholder and its counsel with the reasonable and timely opportunity to review and comment on drafts that are circulated to Parent for review, or such other drafts as Company may choose, or any draft that is proposed to be filed with the SEC. The Company agrees to consider the comments provided by the Stockholder in good faith and not to unreasonably reject any suggestions. Stockholder acknowledges that notwithstanding the right granted in the preceding sentences to review and comment on any such draft materials, the Company is not required to accept any proposed changes or otherwise obtain the approval of Stockholder with respect thereto.

3.	Stockholder has advised the Company that one or more of the stock certificates evidencing its ownership of the Company’s Common Stock has been lost. Company agrees that so long as Stockholder has executed its customary lost certificate indemnity agreement ( a copy of which has been provided to Stockholder previously) it will not require that any bond be posted in order to issue a replacement certificate. Company further agrees to provide the transfer agent with such customary certificates, or indemnities as may be required in connection with the foregoing.

BLESBOK LLC

By	/s/ Stanley E. Maron

Its	Secretary

Accepted and Agreed to:

NOBEL LEARNING COMMUNITIES, INC.

By	/s/ George H. Bernstein

Its	President and Chief Executive Officer